

March 15, 2011

Via U.S. Mail and Facsimile 86-29-88377295
Ms. Spring Liu
Chief Financial Officer
Skypeople Fruit Juice, Inc.
16F, National Development Bank Tower
No.2, Gaoxin 1st Road
Xi'an, People's Republic of China

     Re: Skypeople Fruit Juice, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 31, 2010
               File No. 1-14523

Dear Ms. Liu:

      We have reviewed your response filed on February 7, 2011 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page 81

General

1.   Your response to prior comment number 1 from our letter dated January 18, 2011 indicates that, while segment reporting could be based on product information, you do not believe that the second and third criteria under ASC paragraph 280-10-50-1 are met.

With respect to the second criteria, you indicate that you do not allocate operating expenses and other expenses based on products. Based on this, you have concluded that you do not have discrete financial information based on products. ASC paragraph 280-10-50-1 does not specify the nature or format of discrete financial information, and does not indicate a particular performance measure that must be disclosed. The disclosure you have provided in your MD&A and various earnings and investor presentations regarding sales, cost of sales and gross margins for various products indicates that, for purposes of segment reporting, you do have discrete financial information.

With respect to the third criteria, you indicate that your CODM allocates resources and reviews the overall performance of the company as a whole. However, disclosure provided in your MD&A and various earnings and investor presentations indicates that performance is evaluated, and expansion and other resource allocation decisions are made, based on product information.

In view of these factors, it is not clear to us why you believe that segment reporting on the basis of products is not required. Accordingly, revise your presentation to include disaggregated segment information, or provide additional information or analysis that supports your current presentation.

You may contact Bob Carroll at (202) 551-3362, or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant